11016321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 23 2011

Washington, DC
110

SEC FILE NUMBER
8- 20018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCIAL RESEARCH COMPANY 07-007163-C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 LOUISIANA AVE, SUITE 5A
(No. and Street)

WINTER PARK, FL 32789
(City) (State) (Zip Code)

NAME AN... NE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. ROBERT GOLDMAN, JR. 407-628-1156
(Area Code — Telephone No.)

07-007163-C
FINANCIAL RESEARCH AUD COMPANY 12
W. ROBERT GOLDMAN, JR.
1150 LOUISIANA AVENUE, SUITE 5
WINTER PARK FL 32789

B. ACCOUNTANT IDENTIFICATION

INDEPEN... ACCOUNTANT whose opinion is contained in this Report*

DOUGLAS L. MYERS
(Name — if individual, state last, first, middle name)

650 SHAWAN FALLS DRIVE, STE. 200; DUBLIN, OH 43017
(Address) (City) (State) (Zip Code)

CHECK O...
- [x] ...c Accountant
- [ ] ...tant
- [ ] ...t resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, W. ROBERT GOLDMAN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL RESEARCH COMPANY, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notary Public State of Florida
Eunice R Core
My Commission EE015368
Expires 09/11/2014

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
DUBLIN, OHIO

FINANCIAL RESEARCH COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

Report of Independent Registered Public Accounting Firm

The Board of Directors
Financial Research Company, Inc.

We have audited the accompanying balance sheet of Financial Research Company, Inc. (a Georgia corporation), as of December 31, 2010, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Research Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Research Company, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Douglas L Myers & Associates

January 8, 2011

FINANCIAL RESEARCH COMPANY

BALANCE SHEET

DECEMBER 31, 2010

ASSETS:	
Cash	$ 7,572
Certificate of Deposit	7,000
Sales Commissions Receivable	4,307
Accrued Interest Receivable	1
Prepaid Rent	7,078
Total Assets	$ 25,958
LIABILITIES AND SHAREHOLDER'S EQUITY:	
Accrued Commissions Payable	$ 4,307
Total Liabilities	4,307
Shareholder's Equity:	
Common Stock, $.01 Par Value Per Share, (100,000 Shares Authorized, 30,750 Issued and 1,375 Shares Outstanding)	308
Capital in Excess of Par Value	151,291
Retained Earnings	(53,055)
	98,544
Common Stock Held in Treasury, at Cost	(76,893)
TOTAL SHAREHOLDER'S EQUITY	21,651
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 25,958

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2010

Revenues:	
Commissions	$ 41,037
Interest	79
	$ 41,116
Expenses:	
Commissions	41,121
Rent and Utilities	10,831
Consulting Fees	9,694
Broker Dealer Costs	2,439
Legal and Accounting	965
Total Expenses	$ 65,050
Net Loss	$ (23,934)

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

December 31, 2010

		Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock
Balance December 31,2009	$	308	123,291	(29,121)	(76,893)
Capital Contributed			28,000		
Net Loss for Year Ended December 31, 2010				(23,934)	
Balance December 31, 2010	$	308	151,291	(53,055)	(76,893)

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Cash Flows - Operating Activities (Note 3):	
Commissions Received	$ 41,540
Interest Received	84
Commissions Paid	(41,625)
Cash Paid to Vendors and Others	(23,928)
Net Cash Flows Used by Operating Activities	(23,929)
Cash Flows-Financing Activities:	
Capital Contribution by Shareholder	28,000
Net Increase in Cash and Cash Equivalents	4,071
Cash and Cash Equivalents at Beginning of Year	3,501
Cash and Cash Equivalents at End of Year	$7,572

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

RECONCILIATION OF NET LOSS TO NET CASH USED BY

OPERATING ACTIVITIES

Reconciliation of Net Loss to Net Cash Used by Operating Activities:	
Net Loss	$(23,934)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:	
Decrease in Commissions Receivable	(503)
Decrease in Interest Receivable	5
Decrease in Commissions Payable	503
Total Adjustments	5
Net Cash Used by Operating Activities	$(23,929)

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. Summary of Significant Accounting Policies

Revenues are earned from commissions received by the Company under a clearing agreement with Northeast Securities Inc. The Company forwards instructions for buying and selling common and preferred stocks, bonds and options for its customer's accounts for execution.

Commissions are paid monthly when received from Northeast Securities, Inc. The Company's primary commission agent owns all of the outstanding shares of the Company. Services are performed under a commission agreement with the Company which has been in effect since 1980. The Company is responsible for occupancy, regulatory and other expenses.

2. Changes in Liabilities Subordinated to Claims of General Creditors

No liabilities were subordinated to claims of general creditors at December 31, 2010, therefore, no changes are reportable herein.

3. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of six months or less, when purchased, to be cash equivalents.

4. Income Taxes

The Company has elected Subchapter S status for Federal Income Tax reporting. Under Subchapter S, the income or loss of the Company is taxed to the Company's sole shareholder. Therefore, no income tax provision or benefit and accrued or deferred income taxes has been included in the attached financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

Common Stock	$ 308
Capital in Excess of Par Value	151,291
Retained Earnings	(53,055)

	98,544
Less Treasury Stock	(76,893)

Total Ownership Equity	$ 21,651
Deduct:	
Prepaid Rent	7,078
Accrued Interest Receivable	1

Net Capital	$ 14,572
	======

Schedule II

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

1. Minimum Net Capital Required (6.67% of Aggregated Indebtedness- See Statement of Computation of Aggregate Indebtedness)	$ 287
	===
2. Minimum Dollar Net Capital Requirement	$ 5,000
	=====
3. Net Capital Required (Greater of 1. or 2.)	$ 5,000
	=====
4. Excess Net Capital:	
Net Capital	$ 14,572
Less: Required Net Capital	5,000

	$ 9,572
	=====
5. Excess Net Capital%:	
Net Capital	$ 14,572
Less: Greater of 10% of Aggregate Indebtedness or 120% of net capital Requirement	6,000

	$ 8,572
	======

Schedule III

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

1.	Total Aggregate Indebtedness from Balance Sheet	$ 4,307
2.	Total Net Capital	$ 14,572
3.	Percentage of Aggregate Indebtedness to Net Capital	29.56%
4.	Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	22.81%

Schedule IV

FINANCIAL RESEARCH COMPANY, INC.

RECONCILIATION OF NET CAPITAL

AS OF DECEMBER 31, 2010

Net Capital	$ 14,572
Net Capital per Unaudited FOCUS Report (Note)	14,572
Net Change	$ -

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

Report of Independent Registered Public Accounting Firm on the Internal Control

The Board of Directors
Financial Research Company, Inc.:

We have examined the financial statements of Financial Research Company, Inc. as of December 31, 2010, and have issued our report thereon dated January 8, 2011. As part of our examination, we have made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by the standards of the Public Company Accounting Oversight Board (United States). The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial Research Company, Inc. that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Financial Research Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that our believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Douglas L. Myers & Associates

January 8, 2011

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Financial Research Company, Inc.:

Based upon our understanding of exemption K(2) under Rule 15c3-3, the Company is not required to file the computation for determination of reserve requirement (item H of the annual audited report, Form X-17(a)5, Part III).

Douglas L. Myers & Associates

January 8, 2011